SkyWater Technology, Inc.
2401 East 86th Street
Bloomington, Minnesota 55425

September 25, 2023

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549
Attn:    Dale Welcome
Anne McConnell

Re:    SkyWater Technology, Inc.
Form 10-K for the Fiscal Year Ended January 1, 2023
Filed March 15, 2023
Form 10-Q for the Fiscal Quarter Ended July 2, 2023
Filed August 11, 2023
Form 8-K filed August 7, 2023
File No. 001-40345

Dear Mr. Welcome and Ms. McConnell:

The Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided comments by letter, September 1, 2023, regarding the above-referenced filings of SkyWater Technology, Inc. We are providing our responses to those comments below. For the Staff’s convenience in reviewing our responses, each comment also has been set forth below.

Form 10-K for the Fiscal Year Ended January 1, 2023

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Factors and Trends Affecting our Business and Results of Operations, page 39

1.We note you indicate supply chain disruptions impacted your business during the periods presented and may continue to impact your business. In future filings, please address whether supply chain disruptions have materially affected your outlook or business goals. Specifically discuss whether these challenges have materially impacted your results of operations or capital resources and quantify, to the extent possible, how sales, profits, and/or liquidity have been impacted. Additionally, discuss known trends or uncertainties resulting from mitigation efforts undertaken, if any, and explain whether any mitigation efforts introduce material new risks, including risks related to quality, reliability, or approval.

Response:

The Company acknowledges the Staff’s comment and will disclose in future filings whether supply chain disruptions materially affected the Company’s outlook and business goals, specifically related to our results of operations or capital resources. Additionally, if the impacts of supply chain disruptions are material, we will quantify, to the extent possible, and disclose how sales, profits, and/or liquidity have been impacted. We will also discuss any known trends or uncertainties resulting from any mitigation efforts the Company undertakes and explain whether any such mitigation efforts introduce any material new risks to the Company.

Critical Accounting Policies and Estimates - Long-lived Assets, page 47

2.We note your Form 10-K is incorporated by reference into your registration statement on Form S-3. We also note your disclosures imply you relied on third-party appraisers to estimate the fair value of your long-lived asset group. Please tell us, and revise future filings to clarify, the role of third-party appraisers and the extent to which management relied on their work, including your consideration of providing a consent from these third- party appraisers. Alternatively, please clarify your references to relying on third-party appraisers. Refer to Question 141.02 of the Division of Corporation Finance’s Compliance & Disclosure Interpretations on Securities Act Sections.

Response:

The Company acknowledges the Staff’s comment. Consistent with our Long-Lived Asset Critical Accounting Policy, as defined in Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 360, “Property, Plant and Equipment” (“ASC 360”), due to our sustained operating losses and operating cash outflows, we identified impairment indicators that necessitated completion of an impairment assessment pursuant to ASC 360. In conjunction with the completion of this impairment assessment, management prepared fair value estimates of our land, building and equipment with the assistance of third-party valuation experts. The valuations were completed at the direction of management with management providing data inputs to the valuations, approving valuation methods and techniques suggested by the third-party valuation experts, approving significant valuation assumptions derived by the third-party valuation experts, and approving the concluded values calculated by the third-party valuation experts.

While third-party valuation experts assisted us in performance of the impairment assessment, management was responsible for, and ultimately determined, the estimated fair value of the Company’s long-lived asset group included in our disclosures. As a result, consistent with Question 141.02 of the Division of Corporation Finance’s Compliance & Disclosure Interpretations on Securities Act Sections, we do not believe our critical accounting policies included “expertised” disclosures pursuant to Section 11(a) of the Securities Act of 1933, as amended. We therefore did not obtain, nor file as an exhibit to the Annual Report on Form 10-K for the fiscal year ended January 1, 2023 (the “Form 10-K”), consents from the third-party valuation experts that assisted us. In acknowledgement of the Staff’s comment, in future filings, we will more clearly describe the role third-party valuation experts play in deriving accounting estimates.

Non-GAAP Financial Measure, page 47

3.We note you exclude an inventory write-down that occurred during the year ended January 1, 2022 from non-GAAP financial measures in your Form 10-K and earnings releases filed under Form 8-K. Given the nature of your business, which appears to include designing and providing specialized products and services to significant customers, it is not clear to us how you determined this non-GAAP adjustment is appropriate and consistent with the requirements of Question 100.01 of the Division of Corporation Finance’s Compliance & Disclosure Interpretations on Non-GAAP Financial Measures. Although this inventory-write off may be unusual due to its size, based on the nature of this adjustment and your business, it appears to us that risks related to inventory and significant customers are normal operating expenses that arise in the ordinary course of your business. Please advise or revise.

Response:

The Company acknowledges the Staff’s comment and informs the Staff that it has considered the guidance in Question 100.01 of the Division of Corporation Finance’s Compliance & Disclosure Interpretations on Non-GAAP Financial Measures (“CD&I 100.01”). The nature of our business includes designing and providing specialized products and services to customers and there are risks related to our inventory. As appropriate, and through the ordinary course of our business, we write down inventory, from time to time, due to net realizable value below inventory cost, excess inventory, obsolete inventory, unsellable inventory as well as inventory that is scrapped during the manufacturing process. With the exception of the inventory write-off referenced by the Staff, our prior and subsequent disclosures of non-GAAP financial measures, including Adjusted EBITDA, do not include adjustments for inventory write-offs.

We utilize Adjusted EBITDA for items that are not indicative of our ongoing performance as we believe it is a useful performance measure that allows for an effective evaluation and understanding of our ongoing operating performance. We believe that excluding this inventory write-off when calculating Adjusted EBITDA for the fiscal year ended January 2, 2022 (“fiscal year 2021”) allowed for an effective evaluation and understanding of our operating performance given our short existence as a company and the limited availability of the Company’s historical financial information.

In the fiscal year ended January 3, 2021, we contracted with a specific customer to manufacture wafers to be used in wearable temperature differential sensing devices that would be used by both the public and healthcare workers to identify patients who may have contracted COVID-19. As a result of the speed with which the COVID-19 vaccines were released and the lessening need for such wearable devices, the customer’s product became less marketable and expected demand decreased. Accordingly, the customer was unable to obtain financing for its COVID-19-related business and did not meet its contractual payment obligations to us. We wrote-off inventory associated with this customer in fiscal year 2021. Our efforts to assist with the response to the global COVID-19 pandemic were not part of our normal operating activities. Accordingly, we determined this inventory write-off was not a normal operating expense and was not indicative of our ongoing performance. We therefore determined it was appropriate to exclude this item from the calculation of Adjusted EBITDA for fiscal year 2021.

Item 8. Financial Statements and Supplementary Data
Audited Consolidated Financial Statements for the Years Ended January 1, 2023 and January 2, 2022
Note 3. Summary of Significant Accounting Policies
Revenue Recognition, page 63

4.We refer to wafer services. We note your disclosure that for a significant wafer services customer, due to a change in contract terms, you began recognizing revenue under a bill and hold arrangement in fiscal 2021. Your disclosure indicates, under this arrangement, control transfers over time during the fabrication process; however, it is not clear to us when you recognize revenue under the bill and hold arrangement. If you recognize revenue under this arrangement “during the fabrication process”, please more fully explain to us how you determined your policy is appropriate. In this regard, to the extent the only change in this arrangement was related to the customer's ability to request and agree to purchase product to be delivered at a later date, although it may be appropriate to recognize such revenue prior to shipment, it is not clear to us why it would be appropriate to recognize such revenue prior to completion of electrical testing and products being separately identified as belonging to the customer and ready for shipment, absent other changes in contract terms. Please clarify or revise.

Response:

The Company acknowledges the Staff’s comment and notes that our Wafer Services revenue recognition policies disclosed in the Form 10-K can be clarified as to the terms and conditions supporting our revenue recognition with this customer. To clarify the matter, it is important to note that one of the customers for whom we currently use the over-time revenue recognition method is our largest and longest standing Wafer Services customer (“Significant Customer”). Our relationship with Significant Customer predates our initial public offering and contractual terms with Significant Customer have evolved substantially over time and have necessitated changes in the method in which we recognize revenues for wafers produced for Significant Customer, including a change from point in time revenue recognition method to the current over-time revenue recognition method beginning in March 2022. Key changes in our contractual arrangements with Significant Customer are summarized as follows:

•Prior to fiscal year 2021, control of the wafers we produced for Significant Customer transferred, and revenue recognition occurred, as completed wafers were shipped to Significant Customer (pursuant to Ex Works shipping point terms).

•In fiscal year 2021, Significant Customer requested that it be able to purchase wafers and for those wafers to be delivered to Significant Customer at a later date (i.e., bill and hold provisions). Where we previously recognized revenue for Significant Customer at the point of shipment, following the change in contract terms to bill and hold, we recognized revenue at the point post-manufacturing electrical testing was completed. Significant Customer determined the quantities of wafers and/or wafer lots it wanted shipped and when they wanted them shipped; we retained all remaining wafers until Significant Customer requested shipment. Wafers that we retained for Significant Customer were separately identified as belonging to Significant Customer, the wafers were denoted as ready for shipment to Significant Customer in their then current form, and we did not have the ability to direct or sell the wafers to a different customer. Upon completion of post-manufacturing electrical testing, we had the right to invoice Significant Customer, Significant Customer obtained legal title, and Significant Customer obtained the risks and rewards of ownership. As the period we typically stored wafers for Significant Customer was short, we concluded that storage was not a significant performance obligation and did not separately account for storage services.

•In fiscal year 2022, terms with Significant Customer were further changed such that orders are now non-cancellable, and we have an enforceable right to Significant Customer’s performance under the contract, including payment for the costs of any in-process wafers, plus a reasonable margin. Given that the wafers produced for Significant Customer are for customer-specific applications with no alternative use, the introduction of these contract terms demonstrated that control of the wafers transfers to Significant Customer over time as the wafers are manufactured pursuant to ASC Topic 606, “Revenue from Contracts with Customers” (“ASC 606”). As control is transferred over time, we use the input method of revenue recognition (as described in our revised discussions of Wafer Services revenue recognition policy below) to recognize revenue over time. As there have been no further changes in contract provisions since fiscal year 2022, we continue to use this method of revenue recognition for Significant Customer as of the date of this letter.

In recognition of the Staff’s comment, we will revise our discussions of our Wafer Services revenue recognition policies in future filings to the following:

Wafer Services

Wafers are goods that are generally customer specific, highly customized and have no alternative use to us. Our Wafer Services customers contract with us to manufacture wafers based on their manufacturing design specifications. The terms of our Wafer Services contracts dictate when control over wafers is transferred to our customers.

For contracts where orders are non-cancelable and we thereby maintain enforceable rights to customer performance, including rights to payment for partially completed wafers at reasonable margins, control over wafers transfers to our customers as we manufacture wafers. For these contracts, we recognize revenue using an input method. This method measures the percentage of completion of wafers still in the manufacturing process by comparing total costs incurred to date to the total estimated costs to manufacture the wafers. We record that proportion of the transaction price as revenue in the period. Our input method provides the best method of progress as it considers the steps and activities needed to manufacture a wafer and the costs associated with those steps. Costs include labor costs, manufacturing costs, material costs, and other direct costs required to manufacture our customers’ wafers. The estimation of total costs requires significant judgment and any adjustment to our estimates of cost to complete manufacturing may impact the proportion of completion achieved and could result in cumulative adjustments of revenue.

When our contracts allow for orders to be canceled and we do not maintain enforceable rights to customer performance on canceled orders, including a right to payment for partially completed wafers at reasonable margins, control of wafers transfers to our customers at the point in time when wafer manufacturing is complete, and wafers have been shipped to the customer. In these instances, we recognize revenue based on the agreed shipping terms with our customers.

We have a long-standing relationship with a significant Wafer Services customer. The terms and conditions of this relationship have evolved over time and have dictated the manner in which we recognized revenue for the manufacture of their wafers. Prior to 2021, transfer of control of wafers, and revenue recognition occurred, as completed wafers were shipped to the customer. In 2021, this customer requested that it be able to purchase wafers and for those wafers to be shipped to them at a later date of their choosing. With the introduction of these bill and hold terms, transfer of control of the wafers, and revenue recognition occurred, as wafers completed post-manufacturing electrical testing and became available for shipment to the customer. In March 2022, we signed a new contract with this customer pursuant to which orders became non-cancelable and thus there was a right to specific performance by the customer, including an enforceable right to payment for the cost of partially completed orders plus a reasonable profit margin. Given that the wafers produced for this customer are for customer-specific applications with no alternative use, the introduction of these contract terms demonstrated that control of the wafers transfers to the customer over time as the wafers are manufactured pursuant to Topic 606. Accordingly, our revenue recognition method for wafers produced for this customer transitioned from point in time to over-time using our input method of revenue recognition. In March 2022, we recorded a one-time cumulative adjustment to revenue of $13,330 for wafers still being manufactured at the time the new contract became enforceable.

Between 2021 and March 2022, wafers manufactured while bill and hold provisions were in place, were separately identified as belonging to this customer, the wafers were denoted as ready for shipment to this customer in their then current form, and we did not have the ability to direct or sell the wafers to a different customer. Upon completion of post-manufacturing electrical testing, we had the right to invoice this customer. This customer also obtained legal title and the risks and rewards of ownership at this point.

5.We refer to advanced technology services. We note for fixed price contracts, revenue is recognized over time as work progresses using either the input or output method based upon which method you believe represents the best indication of the overall progress toward satisfying your performance obligation. Please revise future filings, and more fully explain to us, how you determine which method you use and how you determined that method represents the best indication of the overall progress satisfying your performance obligation based on the related contract terms. In addition, please revise future filings to expand your disclosures related to fixed price contracts to address your accounting policy for loss contracts.

Response:

The Company acknowledges the Staff’s comment and informs the Staff that the selection of the revenue recognition method we use for performance obligations included in fixed price contracts is based on an evaluation of the complex terms and conditions of those contracts. Advanced technology services (“ATS”) contracts are rooted in the performance of wafer manufacturing process development services where those services are either the lone performance obligation, or the performance obligation to which the majority of the ATS contract value is allocated. When ATS customers engage us for wafer manufacturing process development services, they maintain the design and technical specifications of the wafer they want to produce, but they lack a process by which that wafer can be manufactured. They therefore engage us to use process engineering to develop the manufacturing process for them. The output of the service is a production plan that allows the ATS customer to commence with volume manufacturing of their wafers; the services do not result in the manufacture of wafers at scale.

Depending on the technical complexities of a customer’s program, wafer manufacturing process development services can involve cycles of learning and experiments to validate the manufacturing process will work. Cycles of learning and experiments can lead to revisions to the manufacturing development plan before a plan is finalized. Ultimately the output of wafer manufacturing process design services is a formalized manufacturing plan that delineates the sequencing and nature of steps required to manufacture our customers’ wafers at high volumes and with high yields. The uniqueness of each wafer manufacturing process development service creates a high level of complexity within our ATS contracts. Because our customers control the manufacturing development plans and our services enhance customer-controlled assets, control over wafer manufacturing process development services transfers over an extended period of time as the services are performed. Accordingly, process development services meet the criteria in ASC 606 to recognize revenues over time as those services are performed.

While there is no preferable measure of progress, the FASB states in its Basis for Conclusions of Accounting Standards Update No. 2014-09, “Revenue from Contracts with Customers,”

specifically paragraph BC164, that an output measure is the most faithful depiction of performance because it directly measures the value of the goods and services transferred to customers. For some of our ATS contracts, we use an output measure of progress. Our output method of revenue recognition evaluates the steps and activities needed to complete manufacturing process development services and relies on surveys of steps and activities completed and partially completed as of the reporting date in relation to then current manufacturing process development plans to measure the progress achieved of our services. There are many steps and activities included in our manufacturing process development plans. The time and effort to complete the steps and activities are very similar which demonstrates a level of uniformity. This uniformity accurately conveys the steps and activities successfully validated during development in relation to the development plan and therefore provides a faithful representation of the progress achieved on wafer manufacturing development services.

Larger customer programs typically are focused on development of new applications or use manufacturing techniques that rely on new or emerging technologies. Wafer manufacturing development services for larger customer programs are inherently more technically complex and require more cycles of learning, particularly in the early stages of our services. Accordingly, the manufacturing development plan for these projects is more likely to change, and the number of changes required to finalize the plan is higher than other customer programs. Based on these factors, we believe the use of our output method of revenue recognition for larger customer programs does not provide as faithful a representation of our level of performance on wafer manufacturing process development services as an input method. Our input method of revenue recognition measures progress achieved of our services by comparing the costs incurred to date to our current estimate of total costs upon completion of wafer manufacturing process development services. We record that proportion of the contract value allocated to wafer manufacturing development services to determine the amount of revenue to be recognized in the period.

As described above, our ATS customers engage us to develop wafer manufacturing plans on their behalf. Because these contracts are contracts to provide consulting services, not contracts to provide construction consulting services, or other services in the scope of ASC Topic 605-35, “Revenue Recognition – Construction-Type and Production-Type Contracts” (“ASC 605-35”), these contracts do not meet any of the scope criteria set forth in ASC Topic 605-35. Accordingly, unless our ATS customer is the U.S. Federal Government, our ATS contracts do not meet the definition of construction-type of production-type contracts within provisions of U.S. GAAP. We therefore recognize losses as the losses are incurred; we do not accrue liabilities for anticipated losses. For service contracts with the U.S. Federal Government, we have made an accounting policy election to treat all service contracts with the U.S. Federal Government that are subject to ASC Topic 912, “Contractors – Federal Government” as meeting the definition of a production-type contract. This view is supported by the Emerging Issues Task Force October 2009 Agenda Report. Accordingly, we accrue liabilities for loss contracts with the U.S. Federal Government in the period it becomes evident the contract will result in a loss.

Based on the above, we will revise discussions of our ATS revenue recognition policies in future filings as follows:

Advanced Technology Services

ATS contracts are focused on the performance of wafer manufacturing process development services, the output of which is a manufacturing plan that defines the steps and activities need to produce our customers’ wafers at high volumes and with high yields. Wafer manufacturing development services do not include services to manufacture wafers for our customers at scale. ATS contracts are complex and wafer manufacturing development services are often either the lone performance obligation in an ATS contract, or the performance obligation to which the majority of the contract value is allocated. We have both fixed price and time-and-materials contracts with our ATS customers. Our ATS customers receive the benefits of these services, and revenue from performance of these services are recognized, over time as we perform them.

Revenue on fixed price contracts is recognized using either an output or input method based upon the method that best measures the value of the services performed for our customers. Whether we use an input or output method is judgmental and subject to thorough analysis of the terms of each fixed price contract. We consistently use either our output method or our input method for similar performance obligations and in similar circumstances.

Our output method of revenue recognition evaluates the steps and activities needed to complete manufacturing development services and relies on surveys of steps and activities completed and partially completed as of the reporting date in relation to then current manufacturing development plans to measure the level of progress on the service. There are many steps and activities included in our manufacturing development plans. The time and effort to complete the steps and activities are very similar which demonstrates a level of uniformity. This uniformity accurately conveys the steps and activities successfully validated during development in relation to the development plan and therefore provides a faithful representation of the progress achieved on wafer manufacturing development services. Based on the level of progress, we record the proportion of the transaction price allocated to wafer manufacturing development services as revenue in the period. Our manufacturing development plans are subject to change as data is analyzed and the plans are revised. Development of production plans are technical endeavors and adjustment to manufacturing development plans may impact the percentage of progress achieved and result in cumulative adjustments of revenue.

We use the input method of revenue recognition for larger customer programs that are focused on development of new applications or whose manufacturing processes will rely on new or emerging technologies. Wafer manufacturing development services for these customers is inherently more complex, requiring more changes to manufacturing development plans over the period we perform the services. Given the level of technical complexity and the expectation that there will be more changes to manufacturing plans as compared to other customer programs, we measure progress for larger customer programs by comparing costs incurred to date to estimated total cost required to complete wafer manufacturing development services. We record that proportion of the transaction price allocated to wafer manufacturing development services as revenue in the period. Costs include labor costs, manufacturing costs, material costs, and other direct costs incurred while performing the services. The estimation of total costs requires significant judgment and any adjustment to our estimates of total cost may impact the proportion of progress achieved and could result in cumulative adjustments of revenue.

When contracts are fixed price, we complete the evaluation of onerous ATS contracts as of the reporting date for each separate contract, not for separate performance obligations in each contract. We recognize losses on onerous ATS contracts depending on whom our customer is based on the following:

•U.S. Federal Government – We designate all ATS contracts with the U.S. Federal Government as production-type service contracts; accordingly, we accrue liabilities for onerous contracts in the period it becomes evident the contract will result in a loss.

•Customers other than the U.S. Federal Government – As we generally develop wafer manufacturing plans for our customers under ATS contracts, our ATS contracts with our non-U.S. Federal Government ATS customers do not represent production-type service contracts; accordingly, we recognize losses as the losses are incurred; we do not accrue liabilities for anticipated losses.

Note 4. Revenue
Contract Liabilities - Prior Contract Related to Facility Expansion, page 66

6.In future filings, please disclose the amount included in contract liabilities related to the long-term facility expansion contract.

Response:

The Company acknowledges the Staff’s comment and will revise our revenue footnote disclosures in future filings to disclose the contract liability balance related to the long-term facility expansion contract. Future filings, commencing with our third quarter 2023 Form 10-Q, will reflect contract liability disclosures as follows (balances as of January 1, 2023 and January 2, 2022 provided for illustrative purposes):

The contract liabilities and other significant components of deferred revenue are as follows:

January 1, 2023
	Contract liabilities (1)	Deferred lease revenue	Total deferred revenue
Current	$ 23,51	$ 4,66	$ 28,18
Long-term	61,356	6,611	67,967
Total	$ 84,87	$ 11,27	$ 96,15

January 2, 2022
	Contract liabilities (1)	Deferred lease revenue	Total deferred revenue
Current	$ 16,14	$ 4,66	$ 20,80
Long-term	76,816	11,278	88,094
Total	$ 92.95	$ 15,94	$ 108,90

(1)Contract liabilities include $68,917 and $77,882 as of January 1, 2023 and January 2, 2022, respectively, related to a customer contract that includes material rights associated with the customers assistance funding the expansion of our primary operating facility in Bloomington, Minnesota.

Note 5. Balance Sheet Information, page 68

7.Please explain to us how you determined it is appropriate to present contract assets (Unbilled revenue) in the same financial statement line item as accounts receivable here and on your consolidated balance sheets. Please address what the contract assets specifically relate to and tell us if the related consideration is conditional on anything other than the passage of time. Refer to ASC 606-10-45-1 through 45-4.

Response:

As noted in our revenue recognition policies, we meet the criteria proscribed in ASC 606 to recognize revenues on our fixed priced customer contracts as we perform on those contracts over time. Additionally, our customer contracts often include terms that govern when we can bill for our services. Consistent with ASC 606-10-45-1 – 45-3, when the timing of our revenue recognition differs from the timing of our billings, we recognize contract assets or liabilities. Trade accounts receivable represent our right to customer payment for services we have transferred and billed to our customers, while unbilled revenue represents our right to customer payment for services we have transferred, but not yet billed, to our customers. Considering the nature of our unbilled revenues and the guidance of Rule 5-02(3)(c) of SEC Regulation S-X, we believe our balance sheet presentation to combine unbilled revenue with trade accounts receivable is appropriate and that our disaggregated balance sheet footnote disclosures provide a reasonable disaggregation of the accounts receivable balance denoted on the face of the balance sheet.

Note 6. Debt, page 70

8.We note certain financings are subject to financial covenants. Please tell us your consideration of disclosing and discussing required and actual ratios for each financial covenant and stating whether you are in compliance with each financial covenant in MD&A.

Response:

The loan agreement we entered into with Siena Lending Group LLC in December 2022 is our only lending/borrowing arrangement that is subject to financial covenants. The Company disclosed descriptions of the financial covenant, including required ratios, is included in this loan agreement both in MD&A on page 45 of the Form 10-K and in Note 6 – Debt on page 71 of the Form 10-K. Our disclosures in MD&A on page 45 of the Form 10-K further stated that we were in compliance with the covenants of this loan agreement as of January 1, 2023.

We considered whether disclosure of the calculated results of our financial covenants were required in either our annual consolidated financial statements included in Item 8 of the Form 10-K or in our MD&A in Item 7 of the Form 10-K. We noted that neither ASC Topic 440, “Commitments”, nor Item 303 of Regulation S-K explicitly require disclosure of calculated results of financial covenants.

Further, we considered the SEC’s MD&A interpretive guidance included in its Release, Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations, effective December 29, 2003, when considering whether disclosure of the calculated results of financial covenants is material information to the users of the financial statements:

“C. Debt Instruments, Guarantees and Related Covenants. There are at least two scenarios in which companies should consider whether discussion and analysis of material covenants related to their outstanding debt (or covenants applicable to the companies or third parties in respect of guarantees or other contingent obligations) may be required. First, companies that are, or are reasonably likely to be, in breach of such covenants must disclose material information about that breach and analyze the impact on the company if material.…Second, companies should consider the impact of debt covenants on their ability to undertake additional debt or equity financing.”

As of January 1, 2023, we determined that the Company was not, nor was it likely to be, in breach of its financial covenants. In addition, we determined that the Company’s financial covenants would not limit the Company’s ability to undertake additional debt or equity financings. Accordingly, we did not disclose the actual ratios of the calculated results of our financial covenants, as it was not material information to users of the Form 10-K and as they would not limit the Company’s ability to undertake additional debt or equity financings.

Item 9A. Controls and Procedures, page 86

9.We note your Form 10-K for the fiscal year ended January 1, 2023 is the second annual report you filed after the effective date of your IPO; therefore, it appears to us you are required to provide management’s annual report on internal control over financial reporting in Item 9A. Please explain why you believe this report is not required or amend your Form 10-K to:

•Provide a report of management on your internal control over financial reporting as required by Item 308(a) of Regulation S-K; and

•Revise the certifications in Exhibits 31.1 and 31.2 to include paragraph 4(b) and the introductory language in paragraph 4 that refer to internal control over financial reporting as required by Item 601(b)(31)(i) of Regulation S-K.

Response:

The Company acknowledges the Staff’s comment and has revised its disclosure by filing Amendment No. 1 to the Company’s Annual Report on Form 10-K for the fiscal year ended January 1, 2023 (the “Amendment”) to include a report of management on internal control over financial reporting in Item 9A, Controls and Procedures, in accordance with Item 308(a) of Regulation S-K. Additionally, the Amendment includes revised certifications in Exhibits 31.1 and 31.2 to include paragraph 4(b) and the introductory language in paragraph 4 that refers to internal control over financial reporting pursuant to Item 601(b)(31)(i) of Regulation S-K, dated as of the date of the Amendment. In accordance with Rule 12b-15 of the Securities Exchange Act of 1934, as amended, the Amendment includes the entirety of Item 9A.

Form 10-Q for the Fiscal Quarter Ended July 2, 2023

Item 6. Exhibits
Exhibits 31.1 and 31.2, page 36

10.It appears to us you are beyond the transition period for new public companies to omit the language in paragraph 4 regarding internal control over financial reporting. Please amend your Form 10-Q to include paragraph 4(b) and the introductory language in paragraph 4 that refer to internal control over financial reporting pursuant to Item 601(b)(31)(i) of Regulation S-K or explain why you believe this language is not required. This comment is also applicable to your Form 10-Q for the fiscal quarter ended April 2, 2023.

Response:

The Company acknowledges the Staff’s comment and has filed Amendment No. 1 to the Company’s Quarterly Report on Form 10-Q for the quarter ended April 2, 2023 and Amendment No. 1 to the Company’s Quarterly Report on Form 10-Q for the quarter ended July 2, 2023 to include revised certifications in Exhibits 31.1 and 31.2 to include paragraph 4(b) and the introductory language that refers to internal control over financial reporting pursuant to Item 601(b)(31)(i) of Regulation S-K, dated as of the date of each such amendment.

Form 8-K filed August 7, 2023

Exhibit 99.1
Q2 2023 Summary, page 2

11.We note you present a Non-GAAP financial measure you identify as Adjusted EBITDA Margin but do not present the most directly comparable GAAP measure, net income (loss) margin, with equal or greater prominence. For each Non-GAAP financial measure you present, please present the most directly comparable GAAP measure with equal or greater prominence as required by Item 10(e)(1)(i)(A) of Regulation S-K.

Response:

The Company acknowledges the Staff’s comment and, commencing with our third quarter 2023 earnings release (expected to be furnished on Form 8-K in November 2023), we will prospectively revise our earnings releases to include “Net income (loss) margin to shareholders”, our most directly comparable GAAP measure, with equal or greater prominence than our disclosure of Adjusted EBITDA Margin.

Reconciliation of GAAP to Non-GAAP Financial Measures, page 8

12.We refer to footnote (5) to your reconciliations. Please tell us, and revise your footnote in future filings to explain, the reason why you adjust certain non-GAAP measures to exclude tool revenue and cost of tool revenue.

Response:

Certain of our customers select us to complete ATS services with full knowledge that we lack the tools required to complete their programs. For such ATS customers, our contracts include performance obligations for the acquisition, installation, and qualification of the required tools. While we retain the tools on our premises and operate the tools at the direction of our purchasing customers, the Company can only use the tools for services performed for the purchasing customer; we cannot use the tools when rendering services to other customers. Accordingly, performance obligations related to the delivery of tools do not represent sale-leaseback transactions and we recognize tool revenue and cost of tool revenue when control is transferred to the purchasing customer pursuant to ASC 606.

Tool sales have historically been infrequent, and we have considered related revenue and costs of revenue as secondary to ATS development services. Accordingly, we have excluded the margin on tool sales from many of our non-GAAP financial measures, specifically non-GAAP gross profit, non-GAAP gross margin, non-GAAP net loss attributable to SkyWater Technology, Inc. shareholders, and non-GAAP net loss per share attributable to SkyWater Technology, Inc. shareholders.

Over the past twelve months, our ATS customers have increasingly sought us to purchase tools on their behalf. Accordingly, we have seen increases in the number of contracts including performance obligations for the purchase, installation and validation of required tools and expect this trend to continue into 2024 and beyond. Concurrent with receipt of this comment letter, we have been evaluating the appropriateness of asserting that tools sales are infrequent and whether we should continue to exclude tool revenue and cost of tool revenue from our non-GAAP measures. In acknowledgement of the Staff’s comment, and in recognition of our ongoing non-GAAP evaluations, commencing with our third quarter 2023 earnings release (expected to be furnished on Form 8-K in November 2023), we will prospectively revise our earnings releases to eliminate adjustments for tool revenue and cost of tool revenue from our non-GAAP financial measures.

* * *

If you have any questions regarding these responses to your comments or any other matter, please contact me at (952) 851-5200.
Very truly yours,

/s/ Steve Manko

Steve Manko
Chief Financial Officer

cc:    Christopher Hilberg, Chief Legal Officer, General Counsel and Secretary
Benjamin Young, Vice President Corporate Controller
SkyWater Technology, Inc.
John K. Wilson, Foley & Lardner LLP